Exhibit 1

FOR IMMEDIATE RELEASE	12 February 2018

WPP PLC (“WPP”)

GroupM agrees to acquire majority stake in The Glitch in India

WPP announces that its wholly-owned global media investment group, GroupM, has agreed to acquire a majority stake in The Glitch, a digitally-led creative agency.

The Glitch was founded in 2009 and employs around 200 people in Mumbai and Delhi. The Glitch’s full-service capabilities include digital, video and content strategy, interactive design technology, ecommerce, branding and media planning. Clients include Unilever, Netflix, OYO Rooms, Shutterstock, Tinder and others in the entertainment, beauty and FMCG sectors.

The Glitch’s revenues for the year ending 31 March 2017 were around INR 214 million with gross assets of around INR 175 million as at the same date.

The acquisition will continue GroupM’s growth strategy in one of the world’s most dynamic economies, and offer clients access to a wide portfolio of leading-edge digital marketing services and holistic content solutions.

The investment will also continue WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-off from Carnegie Mellon University), Marketplace Ignition (Amazon-focused ecommerce), Medialets (mobile ROI measurement), Salmon (e-commerce), The Cocktail (digital consultancy) and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, Celtra (creative management platform), comScore (data investment management), mySupermarket, Percolate, ScrollMotion and Within Unlimited (VR/AR).

The Group has invested in digital content companies like All Def Digital, Fullscreen, Gimlet, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2017. Collectively WPP companies in India generate revenues of over US$0.6 billion and employ over 19,000 people.

Contact:

Juliana Yeh, WPP	+852 22803790

ENDS